UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,631,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,631,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,631,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,631,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,631,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,631,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,631,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,631,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,631,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,631,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,631,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,631,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,631,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 27, 2009 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $28,265,034 (including commissions). The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

On February 27, 2009, the Master Fund sent to the Issuer a stockholder demand to inspect the books and records of the Issuer pursuant to Section 220 of Delaware General Corporation Law. A copy of the demand is attached hereto as Appendix XVI.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons as a group beneficially own 3,631,058 shares of Common Stock, representing 8.0% of the outstanding shares of Common Stock. The 3,631,058 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 3,107,498 shares of Common Stock, and (b) 4% Convertible Senior Notes due 2013 convertible into 523,560 shares of Common Stock.

(b) None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 3,631,058 shares of Common Stock beneficially owned by them.

(c) A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days other than those previously reported on this Schedule 13D is attached hereto as Appendix I.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008 (previously filed).

Appendix IX: Letter to Issuer dated May 20, 2008 (previously filed).

Appendix X : Letter to the Issuer dated July 1, 2008 (previously filed).

Appendix XI: Letter to the Issuer dated October 6, 2008 (previously filed).

Appendix XII : Letter to Issuer dated November 25, 2008 (previously filed).

Appendix XIII: Notice of Nomination of Stockholder Nominees dated January 7, 2009 (previously filed).

Appendix XIV: Notice of Business to Issuer dated January 28, 2009 (previously filed).

Appendix XV: Letter to Issuer dated February 9, 2009 (previously filed).

Appendix XVI: Stockholder Demand to Inspect Books and Records of the Issuer dated February 27, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 27, 2009

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

LIST OF TRANSACTIONS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock during the past sixty days

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
02/25/2009	50,000	$5.6081	Open Market
02/26/2009	32,500	$5.4281	Open Market
02/26/2009	15,000	$5.4481	Open Market
02/26/2009	15,000	$5.4933	Open Market
02/27/2009	15,000	$5.4336	Open Market
02/27/2009	15,000	$5.4438	Open Market
02/27/2009	42,000	$5.4132	Open Market

APPENDIX XVI

DELLACAMERA CAPITAL MASTER FUND, LTD.

c/o DellaCamera Capital Management, LLC

461 Fifth Avenue, 10th Floor

New York, New York 10017

February 27, 2009

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, New Jersey 08807

Attn: Corporate Secretary

Re:	Demand for Books and Records

Ladies and Gentlemen:

The undersigned, DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (“DellaCamera”), is, as of the date hereof, the holder of record of 1,000 shares of common stock (the “Shares”) of Enzon Pharmaceuticals, Inc. (“Enzon” or the “Company”), par value $.01 (the “Common Stock”) and the beneficial owner of more than 3,400,000 shares of Common Stock.

Pursuant to 8 Del. C. § 220, in connection with the purpose described below, DellaCamera hereby demands to inspect and copy (in person or by attorney or other agent), during the usual hours for business, the following books and records and other documents of the Company and its subsidiaries, including such books and records and other documents within the legal possession, custody and control of Enzon and in the possession, custody or control of Enzon’s outside legal counsel, advisors, representatives, record keepers and service providers (the “Books and Records”):

1.         All Books and Records transmitted to or from the Board of Directors of Enzon (the “Board”), any committee of the Board, any Enzon director, or any member of Enzon’s senior management including Jeffrey H. Buchalter and Craig A. Tooman, directly or indirectly, relating to Enzon’s exploration of strategic alternatives for its specialty pharmaceuticals business (“Sale”) as described in Enzon’s August 11, 2008 press release, including, without limitation, all such committee minutes, board minutes, presentations and analyses presented to the Board, any notes and e-mails of the Enzon directors and/or members of Enzon’s senior management including Jeffrey H. Buchalter and Craig A. Tooman, including e-mails to or from any Enzon director and/or members of Enzon’s senior management including Jeffrey H. Buchalter and Craig A. Tooman relating to any indications of interest or bids in connection with the Sale, and any analysis with respect to the inability to conclude the Sale, as disclosed in Enzon’s November 5, 2008 press release, including details regarding the bids received for all or part of its specialty pharmaceuticals business.

2.         All Books and Records constituting or containing any expert’s or consultant’s reports or opinions concerning the Sale that were presented to the Board, any committee of the Board, any individual Enzon director or members of Enzon’s senior management, including, without limitation, with respect to the following:

(a)	Goldman, Sachs & Co.’s (“Goldman”) analysis of the Sale; and

(b)        Goldman’s communications with the Board, any committee of the Board, any individual Enzon director or members of Enzon’s senior management including Jeffrey H. Buchalter and Craig A. Tooman regarding the Sale.

3.         All Books and Records relating to any acquisitions of Common Stock of Enzon by any officer or director of Enzon on or after November 5, 2008, including without limitation, the acquisitions of shares of Common Stock by members of the Board as disclosed on Form 4s filed with the Securities and Exchange Commission from November 13, 2008 through November 25, 2008.

4.         All Books and Records that reflect contributions by Enzon, any Enzon officer or director or any affiliate of Enzon to any organization with which any Enzon director is affiliated.

5.         All contracts or other Books and Records memorializing, referring or relating to any business relationship(s) between the Company and any other company, partnership or business that employs or did employ any director of the Company from January 1, 2004 to the present.

6.         All Books and Records relating to the consideration of individuals to serve as directors of the Company for the period from January 1, 2004 to the present, including, but not limited to, all documents, reports, resolutions and minutes relating to the evaluation of candidates to serve on the Board whether or not such individuals were nominated for election.

7.         All Books and Records concerning the selection and appointment of any director to serve on the Nominating Committee of the Board (the “Nominating Committee”) or the Compensation Committee of the Board (the “Compensation Committee”), at any time from January 1, 2004 to the present, whether or not such directors were appointed to the Nominating Committee or the Compensation Committee.

The purpose of this demand to inspect the Company’s Books and Records is to investigate potential wrongdoing, self-dealing, waste, mismanagement and breaches of fiduciary duties by members of the Board and/or management.

DellaCamera will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

DellaCamera hereby designates and authorizes itself, DellaCamera Capital Management, LLC, its investment manager, and their counsel, Kleinberg, Kaplan, Wolff & Cohen, P.C., and their respective partners, managing members, associates, principals, directors, officers and employees to conduct, as its agents, the inspection and copying herein requested. In that regard, a power of attorney is enclosed herewith. It is requested that the information identified above be made available to the designated parties as soon as possible, but no later than March 6, 2009.

Please immediately advise Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176, Attention: Christopher P. Davis (Phone: (212) 880-9865; Fax: (212) 986-8866) as to when and where the items demanded above will be available. Mr. Davis is also to be the contact for any inquiries concerning this letter.

DellaCamera is making the foregoing demand for Books and Records under oath and affirms such demand to be true under penalty of perjury under the laws of the United States or any state.

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz

Andrew Kurtz, Director
cc:	Christopher P. Davis, Esq.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that DellaCamera Capital Master Fund, Ltd. does hereby make, constitute and appoint Kleinberg, Kaplan, Wolff & Cohen, P.C., and any person designated by them to act as true and lawful attorney in fact for it, in its name, place and stead, in all matters regarding the inspection of books and records of Enzon Pharmaceuticals, Inc., and giving and granting unto said attorney full power and authority to do and perform all and every act and thing whatsoever requisite necessary and proper to be done in and without the premises, as fully, to all intents and purposes as it might or could do, with full power of substitution and revocation, hereby ratifying and confirming all that their attorney or the substitute shall lawfully do or cause to be done.

IN WITNESS WHEREOF, I have hereunto set my hand as of February 27, 2009.

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz

Andrew Kurtz, Director

STATEMENT UNDER OATH

I, the undersigned, hereby depose and state under oath and that:

I am a Director of DellaCamera Capital Master Fund, Ltd. and am executing this statement on its behalf. I have read the demand letter made pursuant to 8 Del. C. §220 addressed to Enzon Pharmaceuticals, Inc. and the statement of purpose and other statements therein contained are true and correct under penalty of perjury under the laws of the State of New York.

/s/ Andrew Kurtz

Andrew Kurtz

VERIFICATION

State of New York	)
:	SS.
County of New York	)

I, the undersigned, a Notary Public in and for the State of New York, do hereby certify that Andrew Kurtz personally appeared before me, who being by me first duly sworn, does hereby depose and state under oath that he has read the foregoing demand and that the facts and statements therein contained are true and correct and that he acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument he executed the instrument.

GIVEN under my hand and official seal of office this 27 day of February, 2009.

[Notary Stamp]	/s/ Jeffrey S. Kaplan

Notary Public

My commission expires: 4/17/2010